

September 28, 2010

Ms. Lee Ann Anderson
Vice President and Senior Trust Officer
Compass Bank
2525 Ridgmar Boulevard, Suite 100
Fort Worth, Texas 76116

>   **Re: San Juan Basin Royalty Trust**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed March 1, 2010**
>   **File No. 1-08032**

Dear Ms. Anderson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Properties, page 6

Oil and Gas Production, page 8

1.   Please tell us how you considered the guidance in Item 1204(a) of Regulation S-K to disclose production for the last three fiscal years at the field level.

Oil and Gas Reserves, page 9

2.   We note your disclosure stating, "Based on information provided by BROG, there were 193 PUDs identified as of December 31, 2008, as compared to 139 as of December 31, 2009. Due to changes in applicable federal regulations, the current estimate no longer includes 59 PUDs identified but not drilled within five years from date of booking. The current estimate has also been adjusted to take into account the elimination of PUDs no longer deemed commercial due to declines in the market price of natural gas, as well as new PUDs identified during the year and those converted to proved developed...." Please expand your disclosure to quantify the number of proved undeveloped reserves converted to proved developed reserves during 2009 in compliance with Item 1203(b) of Regulation S-K.

Controls and Procedures, page 29

3.   We note your disclosure that the Trustee has evaluated the Trust's disclosure controls and procedures as of December 31, 2009, and has concluded that such disclosure controls and procedures are effective at the reasonable assurance level to ensure that material information related to the Trust "is gathered on a timely basis to be included in the Trust's periodic reports." Please revise your disclosure to clarify whether the Trustee has also concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. See Exchange Act Rule 13a-15(e). This comment also applies to your quarterly reports on Form 10-Q for the quarters ended March 31 and June 30, 2010.

Exhibit 31

4.   We note your modifications to paragraph 5 of the certification required by Item 601(b)(31) of Regulation S-K. Please tell us what consideration you gave to the guidance set forth in Question 161.10 of the Exchange Act Rules Compliance and Disclosure Interpretations, available at http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm.

Exhibit 99.1

5.   Please obtain a revised report from Cawley, Gillespie & Associates, Inc. that includes all of the disclosure required by Item 1202(a)(8) of Regulation S-K. For example, the current report does not address the portion of the Registrant's reserves covered by the report and geographic area, assumptions, methods and procedures used in connection with the preparation of the report, the primary economic assumptions, the inherent uncertainties of reserves estimates, or the possible effects of regulation on the ability of the registrant to recover the estimated reserves.

6.   The closing paragraph states in part that the report "was prepared for the exclusive use and sole benefit of San Juan Royalty Trust. Third parties should not rely on it without the written consent of the above and Cawley, Gillespie & Associates, Inc." As Item 1202(a)(8) of Regulation S-K requires the report, please obtain and file a revised version which retains no language that could suggest either a limited audience or a limit on potential investor reliance.

Closing Comments

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and all applicable Exchange Act rule require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Tracie Towner at (202) 551-3744, Kevin Stertzel at (202) 551-4629, or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey McNeil at (202) 551-3392, Laura Nicholson at (202) 551-3584, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director